FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 12, 2009
Commission File Number: 001-33670
SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On October 12, 2009, Seanergy Maritime Holdings Corp. announced that Bulk Energy Transport (Holdings) Limited, a company in which Seanergy holds a 50% controlling interest, has signed a supplemental agreement to its loan and has received a reduction of the security and minimum equity ratio requirement for a period up to July 1, 2010.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
SUBMITTED HEREWITH:
Exhibits
99.1	Press Release dated October 12, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Seanergy Maritime Holdings Corp.

Dated: October 12, 2009	By:	/s/ Christina Anagnostara
		Name:	Christina Anagnostara
		Title:	Chief Financial Officer

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